FraserPapers

05012250

FILE No. 82-34837

October 24, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following document:

1. Press Release dated October 12, 2005 as to market-related downtime;
2. Asset Purchase Agreement dated October 13, 2005 between Cascades Boxboard Group, FPS Canada Inc. and Fraser Papers Inc. as to the sale of paperboard assets;
3. Press Release dated October 14, 2005 as to the sale of paperboard operations; and
4. Material Change Report dated October 21, 2005 as to the sale of paperboard assets.

If the Commission has any questions with respect to this letter or its enclosure, please contact the undersigned at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

by: *M Mueller*
Marina Mueller
Assistant Corporate Secretary

Enclosures

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers to Take Downtime in the Fourth Quarter

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (October 12, 2005) – Fraser Papers Inc. (TSX: FPS) today announced that it is taking market-related downtime at its lumbermills in Plaster Rock and Juniper, New Brunswick beginning October 21, 2005.

Fraser Papers expects the downtime to be one month in duration, but may be shortened or extended depending on market conditions.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:
Pierre McNeil
Senior Vice President
Human Resources and Wood Products
(416) 359-8636
mcneilp@fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT made this 13th day of October, 2005 between **CASCADES BOXBOARD GROUP, a division of CASCADES CANADA INC.**, a corporation duly incorporated pursuant to the laws of Canada (hereinafter referred to as the "Purchaser"), and **FPS CANADA INC.**, a corporation duly incorporated pursuant to the laws of Canada and **FRASER PAPERS INC.**, a corporation duly incorporated pursuant to the laws of Canada (collectively hereinafter referred to as the "Vendor").

WHEREAS the Vendor carries the Business at the Premises (both as defined in Schedule 1 attached hereto);

AND WHEREAS the Purchaser wishes to purchase from the Vendor the Business and certain property and assets of and pertaining to the Business upon the terms and conditions hereinafter set forth and the Vendor wishes to sell the Business and, accordingly, such property and assets, upon such terms and conditions;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the representations, warranties, payments and covenants herein set forth and provided for, and the sum of Ten Dollars ($10.00) paid by each of the Parties to the others of them, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto mutually agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 **Definitions**. In this Agreement (including the Schedules hereto) and in any amending or supplemental agreement hereto, unless the subject matter or context is inconsistent therewith, certain words and phrases have the meanings set forth in Schedule 1 hereto. In addition, words and expressions parenthetically defined elsewhere in this Agreement shall, throughout this Agreement, have the meanings therein provided. Defined terms shall be used in the singular or in the plural, as the sense shall require.

1.2 **Number and Gender**. In this Agreement words importing the singular number include the plural and vice versa, and words importing gender include the all genders.

1.3 **Headings**. The division of this Agreement into articles, sections, subsections and paragraphs and the insertion of descriptive headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 **Accounting Principles**. All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles established by the Canadian Institute of Chartered Accountants or any successor thereto, consistently applied ("**GAAP**").

1.5 **Approval or Consent of a Party**. Whenever a provision of this Agreement or a Schedule requires an approval or consent by a Party to this Agreement and notification of such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its consent or approval.

1.6 **Calculation of Time**. When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next Business Day. Whenever any payment to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next Business Day following.

1.7 **Payments and Currency**. Any money to be paid or tendered by one party to another pursuant to this Agreement shall be paid by bank draft, certified cheque or wire transfer payable to the person to whom such amount is due. Unless otherwise specified, the word "dollar" and "$" sign refer to Canadian currency.

1.8 **Schedules and Exhibits**. The following is a list of Schedules and Exhibits attached to and incorporated into this Agreement by reference and deemed to be a part of this Agreement:

Schedule 1	–	Definitions
Schedule 2.1(a)	–	Machinery and Equipment
Schedule 2.1(b)	–	Intellectual Property Rights
Schedule 2.1(c)	–	Customer Agreements
Schedule 2.2	–	Excluded Contracts
Schedule 4.1(p)	–	Consents
Schedule 4.1(aa)	–	Non-Unionized Employees
Schedule 4.1(gg)	–	Acceleration of obligations under Customer Agreements
Schedule 5.2(j)	–	Non-Competition and Confidentiality Agreement
Schedule 5.2(k)	–	Transition Services Agreement
Exhibit A	–	Confidentiality Agreement

ARTICLE 2 – PURCHASED ASSETS

2.1 **Purchased Assets**. Subject to the terms and conditions hereof, the Vendor hereby agrees to sell, assign, transfer and convey to the Purchaser at the Time of Closing but with effect as of and from the opening of business on the Date of Closing, and the Purchaser hereby agrees to purchase and acquire from the Vendor at such time and with effect as of and from the opening of business on the Date of Closing, all of the property and assets listed below used by the Vendor exclusively in the operation of the Business:

(a) all machinery, equipment, tools, handling equipment, spare parts, accessories, any operating manuals, blue prints, plans and specifications related thereto and all other fixed, moveable and/or tangible assets pertaining to the Business described in Schedule 2.1(a) hereto, save and except to the extent that the Purchaser elects not to acquire one or more of such assets within thirty (30) days of the Date of Closing (collectively, the "**Machinery and Equipment**");

(b) all right, title and interest of the Vendor in the trademarks (whether or not registered and including all applications for trade marks), trade names, service marks, trade secrets, trade dress, logos, copyrights, patents and other intellectual, industrial and proprietary rights owned, licenced or used by the Vendor solely in the conduct of the Business as presently conducted (for purposes of clarity, not included in these rights are rights used by the Vendor in relation to its other businesses whether or not used in conjunction with the Business), described in Schedule 2.1 (b) hereto (collectively the "**Intellectual Property Rights**");

(c) all right, title and interest of the Vendor in, to and under and the full benefit of all customer agreements, written or oral, in connection with the Business (including, without limitation, those which are in existence as at the date of this Agreement and which are to be fulfilled or performed on or after the Date of Closing) including without limitation those listed in Schedule 2.1(c) ("**Customer Agreements**");

(d) all of the right, title and interest of the Vendor in and to, and the full benefit of, all warranty and warranty rights (implied, expressed or otherwise) against manufacturers and sellers to which the Vendor is entitled with respect to any of the Purchased Assets ("**Warranties**");

(e) any existing hard or soft copies of all operating data, books, files, documents and records relating to the suppliers and Customers of the Business including, without limitation, any existing lists and files pertaining to the Vendor's suppliers and Customers, all hard and soft copies, if any, of materials presently in Customer files, financial and credit records relating to Customers and all other books and records relating to customers including, without limiting the generality of the foregoing, customer inventory records, accounts receivable records and records pertaining to customers' requirements, marketing information, sales and advertising material, literature and catalogues, forms, correspondence and other similar documents and records and an aged account receivable listing for each Customer;

(f) the right, title and interest of the Vendor in, to and under and the full benefit of the vehicle leases described in Schedule 2.1(a) ("**Vehicle Leases**");

(g) the goodwill of the Business, together with the exclusive right of the Purchaser to represent itself as carrying on the Business in continuation of, and in succession to, the Vendor and the right to use any words indicating that the said business is so carried on other than the names Fraser Papers or FPS (the "**Goodwill**");

the undertaking, property and assets above described (excluding those contemplated in Section 2.2 hereof) are hereinafter collectively referred to as the "**Purchased Assets**".

2.2 **Excluded Assets**: For greater certainty, there shall be specifically excluded from the Purchased Assets all other property and assets of the Vendor pertaining to the Business or otherwise and the Excluded Contracts (hereinafter collectively referred to as "**Excluded Assets**").

ARTICLE 3 - PURCHASE PRICE, ALLOCATION AND ADJUSTMENTS

3.1 **Purchase Price and Payment**. The purchase price (the "Purchase Price") payable by the Vendor to the Purchaser for the Purchased Assets shall be the sum of $5,500,000.

3.2 **Payment**. The Purchase Price shall be paid by the Purchaser as follows:

(a) $5,000,000 shall be paid to the Vendor or as the Vendor may direct in writing, at the Time of Closing, in cash, by certified cheque, wire transfer in immediately available funds; and

(b) $500,000 ("Balance of Funds") shall be paid to the Vendor or as the Vendor may direct in writing, on or after the date of expiration of the Transition Period in the event that the Parties have determined, acting reasonably, that the Business and Purchased Assets have been transitioned to the Purchaser in an orderly and full manner during the Transition Period and that the obligations of the Vendor contained in the Transition Services Agreement have been fulfilled. In the event that the Parties fail to agree on such determination within ten (10) days of the expiration of the Transition Period, then the matter shall be submitted to arbitration as provided in Article 11.

3.3 **Allocation**. The Vendor and the Purchaser covenant and agree that the Purchase Price shall be allocated among the Purchased Assets in the following manner:

(a) as to Machinery and Equipment, the sum of $1,000,000; and

(b) the balance of the Purchase Price, to all the remaining assets and property forming part of the Purchased Assets, including Goodwill, other than Machinery and Equipment.

The Parties further agree to prepare and file their respective tax returns in a manner consistent with the aforesaid allocation. If either party fails to file its tax returns as aforesaid, it shall indemnify and save harmless the other in respect of any additional tax, interest, penalty and legal and/or accounting costs paid or incurred by the other of them as a result of the failure of the former party to file as aforesaid.

3.4 **Obligations and Liabilities of Parties.**

(a) The Parties hereby acknowledge and declare that the Purchaser is not assuming and shall not be liable or responsible for any claims, liabilities, debts or obligations of or against the Vendor, the Purchased Assets and/or the Business, direct or indirect, absolute, contingent or otherwise existing at, accruing to, or arising in respect of matters occurring prior to, the Date of Closing, other than those that the Purchaser expressly agrees to assume in writing at or prior to the Time of Closing, if any, and the Vendor covenants and agrees to indemnify and save harmless the Purchaser, its officers, and directors, employees, agents and shareholders from and against all costs, expenses, losses, claims or liabilities, including legal fees and disbursements on a solicitor and his own client basis, suffered or incurred by the Purchaser or any

such other Person arising out of any of such liabilities, debts and obligations. For greater certainty, the Purchaser is not assuming and shall not be liable or responsible for any obligations arising prior to or accruing to the Date of Closing pursuant to the Customer Agreements.

(b) The Parties hereby acknowledge and declare that the Vendor is not assuming and shall not be liable or responsible for any claims, liabilities, debts or obligations of or against the Purchaser, and/or the Purchased Assets, direct or indirect, absolute, contingent or otherwise accruing from or arising in respect of matters occurring after the Date of Closing, other than those that the Vendor expressly agrees to assume in writing at or prior to the Time of Closing, if any, and the Purchaser covenants and agrees to indemnify and save harmless the Vendor, its officers, and directors, employees, agents and shareholders from and against all costs, expenses, losses, claims or liabilities, including legal fees and disbursements on a solicitor and his own client basis, suffered or incurred by the Vendor or any such other Person arising out of any of such liabilities, debts and obligations. For greater certainty, the Purchaser is assuming and shall be liable or responsible for any obligations arising on or accruing from the Date of Closing pursuant to the Customer Agreements.

(c) In addition and without limiting Subsection 3.4 (b) hereof, for clarity, the Purchaser shall not assume, and the Vendor shall be solely responsible for and shall indemnify and hold harmless the Purchaser from and against, all manufacturing, warranty, liability and other claims and obligations respecting boxboard manufactured or sold by the Vendor in connection with the Business up to the expiration of the Wind-Up Period.

3.5 **Transfer Taxes.**

(a) The Purchaser and the Vendor shall elect jointly under Subsection 167(1) of the Excise Tax Act (Canada), in the form prescribed for the purposes of that subsection, in respect of the sale and transfer of the Purchased Assets hereunder, and the Vendor shall file such election in its goods and services taxes ("GST") return for its reporting period that includes the Date of Closing;

(b) The Purchaser shall be liable for and shall pay all federal and provincial sales taxes (including any retail sales tax) and all other taxes, transfer taxes, duties, fees and other like charges of any jurisdiction properly payable in connection with the transfer of the Purchased Assets by the Vendor to the Purchaser hereunder and in respect of which the Purchaser is not otherwise exempt and/or which an election is otherwise unavailable.

3.6 **Personal Property Security Act.** The Vendor shall obtain the usual form of comfort letter and/or partial discharge, stating that any creditor with a registered Personal Property Security Act (New Brunswick) (the "PPSA") security interest in the Purchased Assets releases, assigns or discharges, as the case may be, its security in respect of the Purchased Assets or that such creditor has no interest in respect of the Purchased Assets.

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES

4.1 **Representations and Warranties of the Vendor**. To induce the Purchaser to enter into this Agreement and to consummate the transaction of purchase and sale herein contemplated, the Vendor hereby represents and warrants to the Purchaser as follows and hereby acknowledges and confirms that the Purchaser is relying on such representations and warranties in connection with the purchasing by it of the Purchased Assets:

(i) **<u>as to the Vendor</u>**:

(a) the Vendor is a corporation duly incorporated and organized pursuant to the laws of Canada and is a validly subsisting corporation in good standing under the laws of Canada with full corporate capacity, power and authority (i) to own, lease and operate the Purchased Assets, (ii) to carry on the Business as heretofore conducted by it, (iii) to execute and deliver this Agreement, (iv) to sell, assign, transfer, convey and deliver the Purchased Assets to the Purchaser as herein contemplated, and (v) to otherwise observe, perform, satisfy and carry out its obligations hereunder;

(b) the execution and performance of this Agreement by the Vendor and the execution and delivery of all other agreements, documents and instruments to be executed and delivered by the Vendor pursuant hereto or in connection with the completion of the transactions contemplated herein will not conflict with or violate any provision of its constating documents and by-laws and have been duly authorized and approved by all necessary and appropriate action of the board of directors and of the shareholders of the Vendor and by any other necessary action on the part of the Vendor to comply with applicable law;

(c) this Agreement has been duly and validly executed and delivered by the Vendor and, when executed by the Purchaser, shall constitute a valid and legally binding agreement of the Vendor enforceable against it in accordance with the terms hereof, subject to the qualification that enforceability may be limited by bankruptcy, insolvency or other laws affecting the enforceability of creditors' rights generally and that equitable remedies, including the remedies of specific enforcement and injunction, may only be granted in the discretion of a court of competent jurisdiction from which such remedies are sought;

(d) the Vendor is not a "non-resident" corporation of Canada within the meaning of the Income Tax Act (Canada);

(e) for the purposes of the PPSA the chief executive and registered head office of the Vendor is located in the province of Ontario;

(f) the Vendor has no subsidiary, affiliate or associate which carries on any part of the Business and no part of the Business is carried on by any other Person;

(g) no bankruptcy, insolvency, receivership, composition or consolidation proceedings have been instituted or are pending against the Vendor and the Vendor and/or the

Purchased Assets are not the subject of any order or arrangement pertaining to the same, and the Vendor is able to satisfy its liabilities as they come due;

(ii) **as to the Purchased Assets**:

(h) the Vendor is the absolute and unconditional owner of, and has good, valid and marketable title to, all of the Purchased Assets free and clear of all mortgages, liens, charges, security interests, pledges, adverse claims, conditional sale or other title retention agreements, restrictions, demands, equities, encumbrances and rights of any Person of every nature, kind and description whatsoever, including without limitation, rights of any Person (other than the Purchaser hereunder) to acquire any ownership interest in or right to possess or use any of the Purchased Assets and the Vendor has the exclusive right and full power and authority to sell, assign, transfer, convey and deliver good and marketable title to such assets to the Purchaser as herein contemplated. All of the Purchased Assets are situate at the Premises;

(i) other than the Intellectual Property Rights, the Vendor does not own, licence or use any other intellectual property (other than widely-distributed commercially available software for which the Vendor holds a valid licence) used solely in connection with the conduct of the Business. The Vendor is not required to pay any royalties, fees or other similar consideration to any Person with respect to any intellectual property used in the conduct of the Business;

(j) Schedule 2.1(a) annexed hereto contains a true, correct and complete list of all fixed, moveable and/or tangible assets which the Vendor uses in the conduct of the Business. Except for anyVehicle Leases, the Vendor does not lease, rent or use any tangible personal property owned by any other Person in the conduct of the Business;

(k) the Machinery and Equipment is now and will be in good working order as of the Time of Closing subject to ordinary wear and tear for machinery and equipment of comparable age;

(l) the Vendor is not a party to or bound by a lease or agreement to acquire or lease any real or personal property belonging to any other Person relating to the Business;

(m) Schedule 2.1(c) annexed hereto contains a true, correct and complete list of all Customer Agreements to which the Vendor is a party to or by which it is bound pursuant to which it has any rights in connection with the Business. To the best of Vendor's knowledge, information and belief, there has been no termination or cancellation of, and no modification or change in, the Vendor's business relationship with the customers named therein (the "**Customers**"). To the best of the Vendor's knowledge, there is no reason to believe that the benefits of any relationship with any of the Customers will not continue after the Date of Closing in substantially the same manner as prior to the Date of Closing; provided further that the Parties acknowledge that the public disclosure of the sale of the Purchased Assets may impact adversely on the transitioning of the Customer Agreements;

(n) other than:

(i) the Customer Agreements;

(ii) employment arrangements with its employees;

(iii) the insurance policies in relation to the Business; and,

(iv) the Excluded Contracts set forth in Schedule 2.2,

the Vendor is not a party to or bound by any material contract, agreement or commitment (whether oral or written) relating in a material manner to the Business or the Purchased Assets;

(o) the Customer Agreements, true and complete copies of which (if in writing) were provided to the Purchaser are in good standing and in full force and effect and, neither the Vendor nor to the best of Vendor's knowledge, information and belief, the other party or parties thereto, is in default or breach of any of the provisions of the Customer Agreements, as the case may be, and to the best of Vendor's knowledge, information and belief, there exists no state of facts which, after notice or lapse of time or both, would constitute a default or breach by the Vendor or by such other party or parties of any of their obligations thereunder, and the Vendor is entitled to all of the benefits and advantages under the Customer Agreements;

(p) save and except as otherwise disclosed in Schedule 4.1(p) annexed hereto, no consent, approval or other authorization of any Person, is required to vest in the Purchaser all of the Vendor's rights and benefits under the Purchased Assets to be assigned and transferred by the Vendor to the Purchaser hereunder;

(iii) **<u>as to the Condition of the Business</u>**:

(q) the books, records and other information referred to in Section 2.1(e) hereof, are or will be complete and accurate in all material respects and, where applicable, have been maintained in accordance with good business practice;

(r) The Vendor has remitted all Canada Pension Plan contributions, Unemployment Insurance premiums, Employer Health Taxes and other taxes and amounts payable by it in respect of its employees of the Business and has or will have remitted such amounts to the proper governmental authorities within the time required by applicable law. The Vendor has charged, collected and remitted on a timely basis all taxes as required by applicable law on all sales, supplies or deliveries whatsoever made by it in relation to the Business;

(s) the Vendor has not received any notice (written or oral) claiming that the conduct of the Business infringes upon the patents, trademarks, trade names, service marks or copyrights, domestic or foreign, or any other industrial property or intellectual property rights, of any Person;

(t) the Vendor is not in default under or in violation of any contract, commitment or restriction to which it is a party or by which it is bound, which default or violation would have a material and adverse affect on the Purchased Assets;

(u) there are no claims, no suits, actions or any other proceedings of any nature, kind or description whatsoever (including arbitration proceedings), or investigations (whether or not purportedly on behalf of the Vendor) pending or, to the best of the Vendor's knowledge, information and belief threatened, at law or in equity, or before or by any federal, provincial, municipal or other governmental department, commission, bureau, agency or instrumentality, domestic or foreign, which involves the likelihood of affecting the Purchased Assets or the Business including, without limitation, which would restrain or otherwise prevent, in any manner, the Vendor from effectually and legally transferring good and marketable title to the Purchased Assets to the Purchaser hereunder, or which would cause a lien to attach to such property or assets or to divest title to such property or assets from the Vendor hereunder, and the Vendor is not aware of any existing ground on which any such claim, suit, action, proceeding or investigation might be commenced with any reasonable likelihood of success. There are no outstanding and unsatisfied judgments, decrees or other judicial order binding upon or enforceable against the Vendor which would affect the Purchased Assets or the performance of this Agreement;

(v) Subject as hereinafter provided, as at the Time of Closing there shall be no discounts, volume discounts, promotions, inducements, rebates or set-offs due or owing, or to become due or owing to the Customers for which the Purchaser shall in any way be responsible. For purposes of clarity, the Vendor shall reimburse the Purchaser for the Vendor's share of any annual sales volume discounts which have accrued to the benefit of a Customer during the relevant discount period, which amounts shall be calculated at the end of the relevant discount period and pro-rated thirty (30) days thereafter between the Vendor and Purchaser.

(iv) **as to Employee Matters**:

(x) the Vendor has not entered into any agreements or made any arrangements with the employees of the Vendor who are engaged in carrying on the Business which would have the effect of depriving the Purchaser of the services of any Assumed Employee following the Date of Closing and the Vendor is not aware that any Assumed Employee has any plans to terminate his, her or their employment with the Vendor or to refuse to accept employment with the Purchaser;

(y) the Assumed Employees are not covered by any agreements with any labour union or employee association, nor have they entered into any employment agreements (written or oral) with the Vendor or, in particular, have any agreement (written or oral) as to length of notice required to terminate his or her employment or engagement other than as a result by law for the employment of an employee without agreement as to such notice;

(z) the Vendor is not engaged in any dispute with any of the Assumed Employees and there is not now pending or threatened any labour dispute or work stoppage which affects or may affect the Business or may interfere with its continued operations. In particular, and without limiting the generality of the foregoing, there are no complaints which have been lodged against the Vendor by any of its Assumed Employees, and there are no outstanding claims or orders in favour of the Assumed Employees pursuant to, the Labour Relations Board of New Brunswick pursuant to the Occupational Health and Safety Act (New Brunswick), with the Human Rights Commission (New Brunswick) pursuant to the Human Rights Act (New Brunswick), or with the Pay Equity Bureau of New Brunswick pursuant to the Pay Equity Act (New Brunswick) or pursuant to the Workers' Compensation Act (New Brunswick) or Workplace Health, Safety and Compensation Commission Act (New Brunswick) or the Employment Standards Act (New Brunswick) or under any other applicable legislation in any other applicable jurisdiction pertaining thereto;-

(aa) Schedule 4.1(aa) is a complete and accurate list of all permanent and part-time non-unionized employees, consultants and independent contractors employed or engaged by the Vendor in respect of the Business;

(bb) the Vendor has no knowledge that the terms and conditions of employment of any of the Assumed Employees of the Business are in violation with the minimum employment and labour standards and requirements laid down by the Province of New Brunswick and/or under any other applicable legislation in any other applicable jurisdiction pertaining thereto;

(cc) all wages, vacation pay, sick leave, bonuses, commissions and other emoluments and all pension obligations and benefits due or accruing due and owing by the Vendor to the Assumed Employees of the Business will be paid (or with respect to the pension obligations and benefits, will be paid or dealt with in accordance with the terms of the pension plan) to the Assumed Employees up to and including the date of employment of the Assumed Employees by the Purchaser;

(v) **Insurance**:

(dd) all of the Purchased Assets are insured for their full replacement value (subject to the amount of any deductibles under such policies) and against loss or damage by all insurable risks and hazards customarily insured against by Persons owning and operating property and assets and/or carrying on a business similar to the Purchased Assets and the Business;

(vi) **Miscellaneous**:

(ee) to the best of the Vendor's knowledge, information and belief, the Business is being conducted and the Purchased Assets are being used and operated in compliance in all material respects with all statutes, by-laws, regulations, orders, covenants, restrictions or plans of all federal, provincial or municipal authorities, agencies or boards applicable to the Business and the Purchased Assets;

(ff) To the best of the Vendor's knowledge, information and belief, there is no pending or threatened matter or act or fact, including without limitation any non-compliance with any Environmental Laws, which could materially adversely affect the Purchased Assets;

(gg) neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will, subject to disclosure obligations in accordance with applicable securities laws and regulations and bulk sales legislation:

(i) conflict with or violate any provision of any law, ordinance or regulation or any decree, judgment or order of any court or administrative or other governmental body which is either applicable to, binding upon or enforceable against the Vendor or the Purchased Assets;

(ii) result in any breach of or default under any contract, agreement, indenture, trust or other instrument which is either binding upon or enforceable against the Vendor or the Purchased Assets;

(iii) except as disclosed in Schedule 4.1(p), require the consent of any Person or create any right in favour of any Person to revoke or terminate any Customer Agreements or otherwise impair or in any way limit the rights or benefits enjoyed by the Vendor or to be enjoyed by the Purchaser thereunder;

(iv) except as disclosed in Schedule 4.1(gg), violate any provision of, or result in the acceleration of or entitle any Person to accelerate (whether after the filing of notice or the lapse of time or both), any obligation of the Vendor under any Customer Agreements; and

(v) result in the creation of or imposition of any lien, charge, pledge, security interest or other encumbrance upon all or any part of the Purchased Assets;

(hh) all contracts and agreements relating exclusively to the Purchased Assets which are binding upon or enforceable against the Vendor or under which the Vendor has any rights in connection with the Business and all other information relating to the Business or the Purchased Assets in the possession or under the control of the Vendor have been disclosed to the Purchaser without any concealment or suppression whatsoever. With the exception of common industry knowledge or applicable laws, the Vendor has no knowledge of any fact relating to the Business and/or the Purchased Assets and not disclosed in this Agreement, which would operate to prevent the Purchaser from using the Purchased Assets subsequent to the Date of Closing or which, if known to a reasonable purchaser seeking full and true disclosure, might reasonably be expected to deter it from entering into this Agreement or completing the transaction herein contemplated; provided that the Parties acknowledge that the public disclosure of the sale of the Purchased Assets may impact adversely on the transitioning of the Customer Agreements;

(ii) no representation or warranty of the Vendor contained in this Agreement or contained in any statement, document, certificate or list made, delivered or furnished by or on behalf of the Vendor pursuant to this Agreement or in connection with the consummation of the transactions herein contemplated contains or will contain any untrue statement of a material fact;

(jj) the GST number of each of FPS Canada Inc. and Fraser Papers Inc. is 101880466 RT 0005 and 854616604 RT 0001 respectively.

4.2 **Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to the Vendor as follows and hereby acknowledges and confirms that the Vendor is relying on such representations and warranties in executing this Agreement and in completing the transactions herein contemplated;

(a) the Purchaser is a corporation duly incorporated and organized pursuant to the laws of Canada and is a validly subsisting corporation in good standing under the laws of Canada with full corporate capacity, power and authority to execute and deliver this Agreement, to purchase the Purchased Assets from the Vendor as herein contemplated and to otherwise observe, perform and carry out its obligations hereunder;

(b) the execution and delivery of this Agreement by the Purchaser and all other agreements, documents and instruments to be executed and delivered by the Purchaser pursuant hereto or in connection with the completion of the transaction contemplated herein have been duly authorized and approved by all necessary and appropriate action of the board of directors of the Purchaser;

(c) this Agreement has been duly and validly executed and delivered by the Purchaser and, when executed by the Vendor, shall constitute valid and legally binding agreement of the Purchaser enforceable against it in accordance with the terms hereof, subject to the qualification that enforceability may be limited by bankruptcy, insolvency or other laws affecting the enforceability of creditors' rights generally and that equitable remedies, including the remedies of specific enforcement and injunction, may only be granted in the discretion of a court of competent jurisdiction from which such remedies are sought;

(d) neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will, subject to disclosure obligations in accordance with applicable securities laws and regulations:

(i) conflict with or violate any provision of any law, ordinance or regulation or any decree, judgment or order of any court or administrative or other governmental body which is either applicable to, binding upon or enforceable against the Purchaser;

(ii) result in any breach of or default under any contract, agreement, indenture, trust or other instrument which is either binding upon or enforceable against the Purchaser;

(e) the Purchaser is not a "non-Canadian" within the meaning of the *Investment Canada Act* (Canada);

(f) the GST number of the Purchaser is the following: 104149869 RT 0019.

4.3 **No Broker**. The Vendor and Purchaser each represents and warrants to the other that all negotiations relating to this Agreement and the transactions contemplated hereby have been carried by such party directly and without introduction by or the intervention of any other Person in such manner as to give rise to any valid claim against the other party for any brokerage commission, finder's fee or other like payment.

4.4 **Non-Waiver**. No investigations made by or on behalf of the Purchaser at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting or mitigating any representation or warranty made by the Vendor herein or pursuant hereto or the right of the Purchaser to rely on such representations and warranties.

4.5 **Nature and Survival of Representations and Warranties**. All statements contained in any certificate or other instrument delivered by or on behalf of a party pursuant to or in connection with the transactions contemplated by this Agreement shall be deemed to be made by such party hereunder. All representations, warranties and covenants and agreements herein contained on the part of each of the Parties shall survive the closing of the transaction, the execution and delivery hereunder of any bills of sale, instruments of conveyance, assignments or other instruments of transfer of title to any of the Purchased Assets and the payment of the consideration therefor, for a period of THREE (3) YEARS from the Date of Closing.

ARTICLE 5 - CLOSING ARRANGEMENTS AND CONDITIONS AND RISK OF LOSS

5.1 **Place of Closing**. The closing of the transaction contemplated herein shall take place at the Time of Closing, on the Date of Closing, at the offices of the Purchaser's Solicitors, Suite 1801, 4 King Street West, Toronto, Ontario M5H 1B6, or at such other place as may be mutually agreed upon by the Parties hereto or their respective solicitors.

5.2 **Conditions of Closing for the Benefit of the Purchaser**. Completion of the purchase and sale of the Purchased Assets contemplated herein by the Purchaser is subject to the following conditions having been satisfied, and such conditions are declared to be for the sole and exclusive benefit of the Purchaser. All conditions referred to herein are to be satisfied at the Time of Closing. The following are the conditions:

(a) all of the representations and warranties of the Vendor contained in this Agreement or contained in any certificate or other document delivered to the Purchaser pursuant hereto shall be true and correct on and as of the Date of Closing, with the same force and effect as if those representations and warranties had been made on and as of such

date; provided that the completion of the transaction of purchase and sale herein contemplated shall not be a waiver of the covenants, representations and warranties contained herein or in any certificate or other document given pursuant to this Agreement, which covenants, representations and warranties shall continue in full force and effect as provided in Section 4.5 hereof;

(b) the Vendor shall have delivered to the Purchaser and the Purchaser's Solicitors copies of resolutions adopted by the board of directors of the Vendor authorizing the Vendor to enter into this Agreement, to consummate the transaction of purchase and sale herein contemplated and to otherwise perform its obligations hereunder, certified, in each case, as of the Date of Closing by the Secretary of the Vendor;

(c) the Vendor shall deliver to the Purchaser all necessary conveyances, bills of sale, assurances, transfers, assignments, consents, releases, discharges and other documents, necessary or reasonably required, in the opinion of the Purchaser's Solicitors, acting reasonably, to transfer effectively to the Purchaser good and marketable title to the Purchased Assets free and clear of all mortgages, liens, charges, security interests, pledges, adverse claims, conditional sale or other title retention agreements, restrictions, demands, equities, encumbrances and rights of any Person of every nature, kind and description whatsoever, including, without limiting the generality of the foregoing:

(i) a bill of sale for the Machinery and Equipment providing an itemized list of the Machinery and Equipment;

(ii) a general conveyance of the Purchased Assets other than (i), (iii) or (iv);

(iii) an assignment by the Vendor of the Customer Agreements subject to Section 10.1 hereof;

(iv) an assignment by Vendor of the Vehicle Leases subject to Section 10.1 hereof;

(v) such further and other documents and agreements as counsel for the Purchaser may reasonably request, and

all such documents and instruments to be in form and content reasonably satisfactory to the Purchaser's Solicitors and if such required consent is conditional or provides restrictions or limitations, all such conditions, restrictions and limitations shall be satisfactory to the Purchaser in its sole discretion;

(d) the Vendor shall have delivered or caused to be delivered to the Purchaser and the Purchaser's Solicitors the opinion of the Vendor's Solicitors, as to due authorization, valid execution and delivery of the agreements;

(e) the Vendor shall have delivered to the Purchaser (i) a detailed list of Customers, including without limitation, the following information: names, prices, terms of payment, description of products, quality, delivery terms, volume; and (ii) possession

of the Purchased Assets including the files, documents and records relating to the Business described in Paragraph 2.1(e) hereof, provided that, if the Vendor is required by law to retain a particular book, record or file, it may retain such book, record or file and shall deliver to the Purchaser a copy thereof (certified to be a true copy thereof by a senior officer of the Vendor);

(f) the Vendor shall have delivered the usual form of comfort letters and/or consents from all secured creditors having perfected security interests in the Purchased Assets in respect of filings made under the PPSA in accordance with Section 3.7 hereof and/or any other party required to give its consent;

(g) legislation (whether by statute, by law, regulation or otherwise) shall not have been enacted or introduced which, in the opinion of the Purchaser, acting reasonably, adversely affects the operation of the Purchased Assets;

(h) no material loss or damage to the Purchased Assets by fire or by any other hazard or event (whether or not covered by insurance) shall have occurred prior to the Time of Closing (subject to the rights of the Purchaser pursuant to Section 5.6 hereof);

(i) the Vendor shall have executed and delivered the Non-Competition Agreement attached as Schedule 5.2(j) to this Agreement; and

(j) the Vendor shall have executed the Transition Services Agreement attached as Schedule 5.2(k) to this Agreement.

5.3 **Conditions of Closing for the Benefit of the Vendor**. Completion of the purchase and sale of the Purchased Assets contemplated herein by the Vendor is subject to the following conditions having been satisfied, and such conditions are declared to be for the sole and exclusive benefit of the Vendor. All conditions referred to herein are to be satisfied at the Time of Closing. The following are the conditions:

(a) all of the representations and warranties of the Purchaser contained in this Agreement or contained in any certificate or other document delivered to the Vendor pursuant hereto shall be true and correct on and as of the Date of Closing, with the same force and effect as if those representations and warranties had been made on and as of such date; provided that the completion of the transaction of purchase and sale herein contemplated shall not be a waiver of the covenants, representations and warranties contained herein or in any certificate or in any document given pursuant to this Agreement, which covenants, representations and warranties shall continue in full force and effect as provided in Section 4.5 hereof;

(b) the Purchaser shall have delivered to the Vendor and the Vendor's Solicitors a copy of a resolution of the board of directors of the Purchaser authorizing the Purchaser to enter into this Agreement, to consummate the transaction of purchase and sale herein contemplated and to otherwise perform its obligations hereunder, certified as of the Date of Closing, by a secretary of the Purchaser;

(c) the Purchaser shall have delivered or caused to be delivered to the Vendor and the Vendor's Solicitors the opinion of the in-house counsel for the Purchaser as to those matters and in form and content satisfactory to the Vendor's Solicitors, acting reasonably; and,

(d) the Purchaser shall have executed and delivered all assignments and documents delivered by the Vendor pursuant to this Agreement at the Time of Closing which require execution by the Purchaser.

5.4 **Rights of Purchaser**. In case of any of the conditions contained in Section 5.2 shall not be fulfilled and/or performed on or before the Time of Closing, the Purchaser may terminate this Agreement by notice to the Vendor and in such event the Purchaser shall be released from all obligations hereunder and unless the Purchaser can show that the condition or conditions for the non-performance of which the Purchaser has terminated this Agreement are reasonably capable of being performed or caused to be performed by the Vendor then the Vendor shall also be released from all obligations hereunder; provided that any of such conditions may be waived in whole or in part by the Purchaser without prejudice to its rights of rescission in the event of the non-fulfillment of any other condition or conditions, any such waiver to be binding on the Purchaser only if the same is in writing.

5.5 **Rights of Vendor**. In case of any of the conditions contained in Section 5.3 shall not be fulfilled and/or performed on or before the Time of Closing, the Vendor may terminate this Agreement by notice to the Purchaser and in such event the Vendor shall be released from all obligations hereunder and unless the Vendor can show that the condition or conditions for the non-performance of which the Vendor has terminated this Agreement are reasonably capable of being performed or caused to be performed by the Purchaser, then the Purchaser shall also be released from all obligations hereunder; provided that any of such conditions may be waived in whole or in part by the Vendor without prejudice to its rights of rescission in the event of the non-fulfillment of any other condition or conditions, any such waiver to be binding on the Vendor only if the same is in writing.

5.6 **Risk of Loss.** Until the Time of Closing, the Purchased Assets shall be held at the Vendor's risk. If, prior to the Time of Closing, all or any part of the Purchased Assets are lost, destroyed or damaged by fire or any other casualty, event or circumstance or are expropriated or otherwise seized by governmental or other lawful authority, the Vendor or the Purchaser, upon becoming aware of same, shall immediately advise the other thereof in writing and the Purchaser shall have the option, exercisable by notice in writing to be given by the Purchaser to the Vendor within ten (10) Business Days of the Purchaser receiving or delivery the aforesaid notice from or to the Vendor:

(a) to complete the transaction contemplated herein without reduction of the Purchase Price, in which event all proceeds of insurance or compensation for expropriation or seizure shall be payable to the Purchaser and all rights and claims of the Vendor to any such amounts not paid by the Date of Closing shall be assigned to the Purchaser and the Vendor shall, at the Time of Closing, pay an amount to the Purchaser equal to the amount of any deductible or deductibles under the insurance policy or policies which cover the loss, destruction or damage in question; or

(b) to refuse to complete the transaction contemplated herein by notice to the Vendor and in such event all Parties hereto shall be released from all obligations hereunder; or

(c) to reduce the Purchase Price for the Purchased Assets:

(i) by an amount equal to the reasonable cost of the repair; or

(ii) if the asset has been lost, destroyed or damaged beyond repair, expropriated or otherwise seized by governmental or other lawful authority, by an amount equal to the reasonable replacement cost of such asset;

and to complete the transaction of purchase and sale herein contemplated *mutatis mutandis*.

ARTICLE 6 - ADDITIONAL COVENANTS OF THE PARTIES

6.1 **Post-Closing Covenants of the Vendor**. The Vendor hereby covenants and agrees that, subsequent to the Date of Closing, it will, (i) to the extent that consents and acknowledgements remain to be obtained by the Vendor in respect of the Customer Agreements, to use all reasonable commercial efforts to, where required pursuant to the Customer Agreements, obtain the consent of the other party to the assignment of such Customer Agreements to the Purchaser together with a written acknowledgement of such other party as to the status of such Customer Agreements; and (ii) fully wind-up, within the one (1) month period following the Date of Closing, and shut down, during the Restrictive Period, its boxboard operations and with respect to the Business' fixed, moveable and/or tangible assets, listed in Schedule 2.1(a) that the Purchaser elects not to acquire (the "Remaining Assets"), the Vendor shall (a) use the Remaining Assets for its other operations unrelated to the Business; (b) sell the Remaining Assets for scrap; (c) leave the Remaining Assets at the Premises on an non-operational basis; (d) in the event that the Vendor decides to sell the Remaining Assets, the Purchaser shall have a right of first opportunity to purchase any or all of the Remaining Assets for $1.00.

ARTICLE 7 - INDEMNITY

7.1 **Indemnification by Vendor**. Subject to the provisions of Section 4.5 hereof, the Vendor covenants and agrees to indemnify and save harmless the Purchaser, its officers and directors, employees, agents and shareholders from and against any and all losses, damages, liabilities, deficiencies, costs and expenses (including legal fees and disbursements on a solicitor and his own client basis) suffered or incurred by the Purchaser or any such other Person as a result of, in consequent of or arising out of, under or by reason of:

(a) any representation or warranty of the Vendor contained in this Agreement or contained in any document or certificate delivered by the Vendor pursuant hereto or in connection with the completion of the transaction herein being untrue, inaccurate or misleading;

(b) a breach by the Vendor of any of its covenants or obligations contained herein or contained in any document or instrument delivered by the Vendor pursuant hereto or in connection with completion of the transaction contemplated herein;

(c) any event, circumstance, occurrence, act or omission of the Vendor or of any officer, director, shareholder, employee, consultant or agent of the Vendor relating to the Business and/or the Purchased Assets, which event, circumstance, occurrence, act or omission occurred prior to the Time of Closing;

(d) any claims, obligations, debts, or liabilities of or against the Vendor, direct or indirect, accrued, absolute, contingent or otherwise existing at or prior to or arising in respect of matters occurring prior to the Time of Closing;

(e) any claim in relation to or by reason of the sale by the Vendor of the Purchased Assets out of the ordinary course of business or by reason of any non-compliance with the *Bulk Sales Act* (Ontario), if applicable; and/or

(f) any claims, obligations, damages, liabilities, costs, legal fees of the Purchaser in relation to the Assumed Employees in respect of any termination or dismissal, during the 6-month period, of any Assumed Employee by the Purchaser in accordance with Section 9.1 ("**Assumed Employee Claim**").

The obligation of the Vendor to indemnify the Purchaser as set forth in Section 7.1 hereof shall survive the closing of the transaction for the period of time set forth in Section 4.5 hereof.

7.2 **Indemnification by Purchaser**. Subject to the provisions of Section 4.5 hereof, the Purchaser covenants and agrees to indemnify and save harmless the Vendor, its officers and directors, employees, agents and shareholders from and against any and all losses, damages, liabilities, deficiencies, costs and expenses (including legal fees and disbursements on a solicitor and his own client basis) suffered or incurred by the Vendor or any such other Person as a result of, in consequent of or arising out of, under or by reason of:

(a) any representation or warranty of the Purchaser contained in this Agreement or contained in any document or certificate delivered by the Purchaser pursuant hereto or in connection with the completion of the transaction herein contemplated being untrue, inaccurate or misleading;

(b) a breach by the Purchaser of any of its covenants or obligations contained herein or contained in any document or instrument delivered by the Purchaser pursuant hereto or in connection with completion of the transaction contemplated herein;

(c) any event, circumstance, occurrence, act or omission of the Purchaser or of any officer, director, shareholder, employee, consultant or agent of the Purchaser relating to the operation of the Business and/or the Purchased Assets by the Purchaser, which event, circumstance, occurrence, act or omission occurred after the Time of Closing;

(d) any claims, obligations, debts, or liabilities of or against the Purchaser, direct or indirect, accrued, absolute, contingent or otherwise arising in respect of matters occurring after the Time of Closing and relating to the Purchaser's operation of the Business; and/or

(e) any claims, obligations, debts or liabilities of or against the Vendor arising from the Vendor's failure to collect and remit GST as a result of the joint election in Section 3.5(c) hereof.

The obligation of the Purchaser to indemnify the Vendor as set forth in Section 7.2 hereof shall survive the closing of the transaction for the periods of time set forth in Section 4.5 hereof.

7.3 **Claims by Third Parties**. Promptly upon receipt by either the Purchaser or the Vendor, as the case may be, (hereunder, the "Indemnitee") of a notice (hereinafter, the "Notice") of any Third Party Claim in respect of which the Indemnitee proposes to demand indemnification from the other party to this Agreement (hereinafter, the "Indemnitor"), the Indemnitee shall forthwith give notice to that effect to the Indemnitor.

The Indemnitor shall have the right, exercisable by giving notice to the Indemnitee not later than thirty (30) days after receipt of the Notice, to assume the control of the defence, compromise or settlement of the Third Party Claim, provided that the Indemnitor shall first deliver to the Indemnitee its written consent to be joined as a party to any action or proceeding relating thereto.

Upon the assumption of control by the Indemnitor as aforesaid, the Indemnitor shall, at its expense, diligently proceed with the defence, compromise or settlement of the Third Party Claim at the Indemnitor's sole expense, including employment of counsel reasonably satisfactory to the Indemnitee (and including indemnification for the cost of additional counsel for the Indemnitee in the event that the interests of the Indemnitee and Indemnitor are determined by the Indemnitee, acting reasonably, to be adverse), and in connection with such proceedings, the Indemnitee shall co-operate fully, but at the expense of the Indemnitor, to make available to the Indemnitor all pertinent information and witnesses under the Indemnitee's control and to make such assignments and take such other steps as in the reasonable opinion of counsel for the Indemnitor are necessary to enable the Indemnitor to conduct such defence. The Indemnitor shall not settle a Third Party Claim hereunder without the prior written consent of the Indemnitee, such consent not to be unreasonably withheld, delayed or conditioned.

The final determination of any such Third Party Claim, including all related costs and expenses, will be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be, of such Third Party Claim against the Indemnitor.

Should the Indemnitor fail to give notice to the Indemnitee as provided above, the Indemnitee shall be entitled to make such settlement of the Third Party Claim as in its sole discretion may appear advisable, and such settlement or any other final determination of the Third Party Claim shall be binding upon the Indemnitor.

7.4 **Details of Claims**. With respect to any claim provided for under Sections 7.1 and 7.2, no indemnity under this Agreement shall be sought unless written notice providing reasonable details of the reasons for which the indemnity is sought is provided to the Purchaser or the Vendor, as the case may be, before the expiration of the limitation dates provided for in Sections 7.1 and 7.2, respectively, as applicable.

7.5 **Indemnification Sole Remedy**. The provisions of this Article 7 shall constitute the sole remedy to the Purchaser and the Vendor against the other party to this Agreement with respect to any and all breaches of any agreement, covenant, representation or warranty made by such party in this Agreement or in any agreement, schedule, certificate or other document required to be entered into or delivered by such party under this Agreement.

ARTICLE 8 - CONFIDENTIALITY OF TRANSACTION; PUBLIC STATEMENTS

8.1 **Confidentiality**. The Parties agree that they shall treat as confidential this Agreement and any information regarding the transaction contemplated herein in accordance with the terms and conditions of the Confidentiality Agreement between the Vendor and the Purchaser signed on August 18, 2005 attached hereto as Exhibit A (the "Confidentiality Agreement") form part of this Agreement and are incorporated herein by reference and shall survive until the Time of Closing.

8.2 **PIPEDA**. The Parties agree; (i) to treat all personal information as defined in the Personal Information and Electronic Documents Act (Canada) ("PIPEDA") ("Personal Information") disclosed by the other party as confidential; (ii) to protect all Personal Information disclosed by the other party as if and as though it were Personal Information of its employees, officers, customers and suppliers; and, (iii) to comply with the applicable provisions of PIPEDA regarding the collection, use and disclosure of and Personal Information of employees, officers, customers or suppliers disclosed by the other party.

8.3 **Public Statements**. Except as required by law, no party shall make any written public statement with respect to the transaction contemplated by this Agreement, whether through the medium of a press release or otherwise, without the prior written consent of the other, acting reasonably, and the Parties shall be in agreement as to the text of any such statement.

ARTICLE 9 - ASSUMED EMPLOYEES

9.1 **Assumed Employees**. On or before the Closing Date, the Purchaser shall indicate to the Vendor which of the non-unionized employees of the Business, in its sole discretion, that it desires to employ after the Date of Closing (hereinafter, the "Assumed Employees"). The Vendor shall use its commercially reasonable efforts to ensure that any Assumed Employee accepts Purchaser's offer of employment (without any obligation to offer any inducements). In respect of the Assumed Employees, the Purchaser shall be obligated only to offer such Assumed Employees employment at the same salary level and otherwise on terms and conditions with respect to pensions, seniority and benefits substantially similar but not identical to those currently provided by the Vendor. The Vendor shall pay all amounts on account of unpaid wages, commissions, vacation pay, bonuses and other employee benefits to the Assumed Employees accruing to the date of their employment by the Purchaser. The

Purchaser shall have no liability for any Assumed Employee who declines to be employed by the Purchaser following the Date of Closing or who, within six (6) months of the date of their employment by the Purchaser, is terminated or dismissed (including but not limited to constructively) by the Purchaser or who terminates or withdraws from his or her employment with the Purchaser. In such event, such employee shall be re-employed by the Vendor and the Vendor shall be obligated to offer such Assumed Employees employment at the same salary level and otherwise on terms and conditions with respect to pensions, seniority and benefits to those then provided by the Vendor immediately prior to being hired by Purchaser. In the event that any Assumed Employee does not wish to be re-employed by the Vendor, then the Vendor shall meet the termination obligations contained in Section 9.2 hereof with respect to such employees up to and including the date of such termination by Purchaser. In addition, the Vendor shall, upon request of the Purchaser reimburse the Purchaser for all the costs of meeting the obligations contained in Section 9.2 hereof and all liabilities in respect thereof on behalf of the Vendor within thirty (30) days of request for same by Purchaser; provided that (i) the Purchaser shall consult with the Vendor prior to the termination of any of the Assumed Employees with respect to the severance package to be offered to such Assumed Employee (but not with respect to the matter of termination itself which shall be in the sole discretion of the Purchaser); (ii) in the event that an Assumed Employee Claim is received by the Purchaser, the Vendor shall have the right, with a ten (10) days prior written notice to the Purchaser, to assume control of the defence, compromise or settlement of the Assumed Employee Claim provided that the Vendor shall first deliver to the Purchaser its written consent to be joined as a party to any action or proceeding relating thereto. Upon the assumption of control by the Vendor as aforesaid, the Vendor shall, at its expense, diligently proceed with the defence, compromise or settlement of the Assumed Employee Claim at the Vendor's sole expense, including employment of counsel reasonably satisfactory to the Purchaser (and including indemnification for the cost of additional counsel for the Purchaser in the event that the interests of the Purchaser and Vendor are determined by the Purchaser, acting reasonably, to be adverse), and in connection with such proceedings, the Purchaser shall co-operate fully, but at the expense of the Vendor, to make available to the Vendor all pertinent information and witnesses under the Purchaser's control and to make such assignments and take such other steps as in the reasonable opinion of counsel for the Vendor are necessary to enable the Vendor to conduct such defence. The Vendor shall not settle an Assumed Employee Claim hereunder without the prior written consent of the Purchaser, such consent not to be unreasonably withheld, delayed or conditioned. The final determination of any such Assumed Employee Claim, including all related costs and expenses, will be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be, of such Assumed Employee Claim against the Vendor. Should the Vendor fail to give notice to the Purchaser as provided above, the Purchaser shall be entitled to make such settlement of the Assumed Employee Claim as in its sole discretion may appear advisable, and such settlement or any other final determination of the Assumed Employee Claim shall be binding upon the Vendor.

9.2 **Non-Assumed Employees.** With respect to the balance of the employees of the Business (other than the Assumed Employees) (hereinafter, the "Non-Assumed Employees") the Vendor shall meet all legal obligations relating to the termination of employment and, for purposes of clarity, all the Non-Assumed Employees shall remain employees and the

responsibility of the Vendor unless any Non-Assumed Employee becomes an Assumed Employee and accepts employment with the Purchaser before the expiration of the Transition Period. Without limiting the generality of the foregoing, the Vendor shall pay all amounts required either by statute, at common law or in accordance with any applicable collective agreements to be paid to the Non-Assumed Employees including pay in lieu of notice, termination pay, severance pay, vacation pay and all other outstanding amounts and to give any notices to governmental authorities which may be required under any applicable law.

ARTICLE 10 – NON-ASSIGNABLE CONTRACTS

10.1 **Non-Assignable Contracts**. This Agreement and any document delivered under this Agreement shall not constitute an assignment or an attempted assignment of any of the Customer Agreements or Warranties contemplated to be assigned to the Purchaser under this Agreement:

(a) which is not assignable without the consent of a third party if such consent has not been obtained and such assignment or attempted assignment would constitute a breach of such contract or agreement; or,

(b) in respect of which the remedies for the enforcement of such contract, agreement, license or warranty available to the Vendor would not pass to the Purchaser.

To the extent that any of the Customer Agreements or Warranties are not assignable by their terms or where consents to their assignment cannot be obtained, and to the extent that the Purchaser still desires to assume the same, then each such contract, agreement, license and warranty shall be held by the Vendor in trust for the Purchaser and the covenants and obligations under those contracts, agreements, licenses and warranties shall be performed by the Purchaser in the name of the Vendor and all benefits and obligations existing therein shall be for the account of the Purchaser. The Vendor shall take or cause to be taken such action (with no obligation to expend funds) in its name or otherwise as the Purchaser may reasonably require so as to provide the Purchaser with the benefits of those contracts, agreements, licenses and warranties and to effect collection of money to become due and payable under such items and the Vendor shall promptly pay over to the Purchaser all money received by the Vendor in respect of all of the foregoing contracts.

ARTICLE 11 – ARBITRATION

11.1 In the event that a dispute shall occur as to the entitlement of the Vendor to all or any part of the Balance of Funds which cannot be resolved by the agreement of the Parties within ten (10) days from the expiration of the Transition Period, then the determination of such dispute shall be resolved by binding arbitration pursuant to the *Arbitration Act, 1991* (Ontario) (the "Arbitrations Act") and as provided in this Section 11.1. The Parties acknowledge and agree that any arbitration shall be carried out by a single arbitrator with experience and knowledge of the boxboard industry to be mutually agreed upon by them or failing agreement as to the selection of such arbitrator, within ten (10) days from the expiration of the Transition Period, as appointed by a judge of the Superior Court of Justice (Ontario) upon application of either of the Parties. It shall be a condition to the appointment of such arbitrator that he or she is

able and willing to conduct the arbitration within fifteen (15) days of his or her appointment and that he or she renders his or her decision in writing within five (5) days of the conclusion of the hearing and/or receipt by such arbitrator of all verbal or written submissions of the Parties (or the expiry of the time within which such submissions are to be made). The arbitration shall be conducted in the City of Toronto and the arbitrator shall fix the time and place within the City of Toronto for the purpose of hearing such evidence and representations as the Parties thereto may present and, the decision of the arbitrator shall be binding upon the Parties both in respect of procedure and the conduct of the Parties during the procedure and the final determination of the issues therein. The arbitrator shall, after hearing any evidence and representations that the Parties may submit, make the decision and reduce the same to writing and deliver one copy thereof to each of the Parties. The decision of the arbitrator shall be final and binding upon the Parties and shall not be subject to appeal. Each Party shall bear the expenses of its own counsel and witness in connection with the initiation and conduct of the arbitration. The costs of the arbitration shall be borne by the Party against which the decision is rendered and shall not be limited by the Act. Upon determination of the matter pursuant to the provisions of this Section, the Purchaser shall either retain or pay to the Vendor, as the case may be, all or part of the Balance of Funds in the manner so directed.

ARTICLE 12 - GENERAL CONTRACT PROVISIONS

12.1 **Notice.** All notices, request, demands or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by overnight courier or personal delivery or by facsimile transmission addressed to such other party or delivered to such other party as follows:

(a) to the Purchaser at:

Cascades Boxboard Group,
a division of Cascades Canada Inc.
772 Sherbrooke Street West
Suite 300
Montréal, Québec
H3A 1G1

Attention: Miranda Melfi,
Vice-President, Legal Affairs

Direct Line: (514) 284-9801
Facsimile No.: (514) 284-9826
E-mail: miranda_melfi@cascades.com

with a copy to:

Traub • Moldaver
Barristers and Solicitors
4 King Street West
Suite 801
Toronto, Ontario
M5H 1B6

Attention: Georgea S. Wolfe

Direct Line: (416) 214-2067
Facsimile No.: (416) 214-7275
E-mail: gswolfe@traumol.com

(b) to the Vendor at:

Fraser Papers Inc.
BCE Place
181 Bay Street
Suite 200
Toronto, Ontario
M5J 2T3

Attention: Ben Vaughan
Senior Vice-President, Finance & Corporate Development

Direct Line: (416) 359-8623
Facsimile No.: (416) 359-8606
E-mail: vaughanb@fraserpapers.com

or at such other address as may be given by any of them to the others in writing from time to time and such notices, requests, demands or other communications shall be deemed to have been received when received (in the case of facsimile transmission) or when delivered.

12.2 **Tender**. Any tender of documents or money hereunder may be made upon the Vendor or the Purchaser or their respective solicitors and money may be tendered by negotiable cheque certified by a bank or trust company.

12.3 **Time of Essence**. Time shall be of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.

12.4 **Further Assurances**. The Parties hereto shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated hereby, and each party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and to carry out its provisions, whether before or after the consummation of the transaction contemplated herein.

12.5 **Expenses**. Each of the Parties hereto shall bear his or its own respective expenses (including, but not limited to, all compensation and expenses of counsel, financial advisors, consultants, actuaries and auditors) incurred in connection with the negotiations, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby.

12.6 **Governing Law**. Subject as hereinafter provided, this Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the Parties hereto irrevocably attorn to the jurisdiction of the Courts of the Province of Ontario. Notwithstanding the foregoing, (i) to the extent (if any) that the transaction contemplates a sale of the Purchased Assets out of the ordinary course of business of the Vendor, the Parties intend that the jurisdiction of New Brunswick, being where the assets are situated, shall govern exclusively with respect to such matters; and (ii) the parties agree that the *Person Property Security Act* (New Brunswick) shall govern with respect to the fixed, moveable and/or tangible assets of the Vendor.

12.7 **Entire Agreement**. This Agreement together with the Schedules and Exhibits attached hereto shall constitute the entire agreement among the Parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the Parties hereto, and there are no representations, warranties or agreements between the Parties hereto except as set forth or contemplated herein or in any document or instrument set forth or contemplated herein or in any document or instrument delivered pursuant hereto. This Agreement shall not be amended except by a memorandum in writing signed by all of the Parties hereto and any memorandum in writing signed by all of the Parties hereto and any amendment hereof shall be null and void and shall not be binding upon any party which has not given its consent as aforesaid.

12.8 **Successors and Assigns**. The Purchaser shall have the right to assign or transfer its interest herein to any other Person, provided that the Purchaser shall at all times remain jointly and severally responsible with any such assignee or transferee for the fulfillment of all the Purchaser's obligations hereunder. The Vendor may not assign or transfer its interest herein to any Person without the prior written consent of the Purchaser, which consent may be withheld in the sole direction of the Purchaser. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

12.9 **Third Parties**. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the Parties hereto and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

12.10 **Counterparts**. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which, taken together, shall constitute one and the same instrument. This Agreement may be delivered by facsimile transmission and receipt of facsimile copy of any party's signature shall be considered to be a receipt of an original copy thereof; provided that any part executing this Agreement by facsimile shall, as soon as practicable following execution of this Agreement, provide an originally executed counterpart of this Agreement to the other Parties.

12.11 **Joint and Several Obligations**. The covenants and obligations of each of FPS Canada Inc. and Fraser Papers Inc. in this Agreement shall be joint and several covenants and obligations.

IN WITNESS WHEREOF the undersigned have duly executed this Agreement on the day first hereinabove mentioned.

FPS CANADA INC.

Per: signed *"Ben Vaughan"*
Ben Vaughan
Senior Vice-President, Finance & Corporate Development

Per: signed *"Glen McMillan"*
Glen McMillan
Senior Vice-President and Chief Administrative Officer

We have the authority to bind the corporation

FRASER PAPERS INC.

Per: signed *"Ben Vaughan"*
Ben Vaughan
Senior Vice-President, Finance & Corporate Development

Per: signed *"Glen McMillan"*
Glen McMillan
Senior Vice-President and Chief Administrative Officer

We have the authority to bind the corporation

CASCADES BOXBOARD GROUP, a division of Cascades Canada Inc.

Per: signed *" Eric Laflamme "*
Eric Laflamme
President and Chief Operating Officer, North America

I have the authority to bind the corporation

SCHEDULE 1

"**Agreement**", "**this Agreement**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this Asset Purchase Agreement including all attached Schedules and Exhibits, as the same may be supplemented, amended, restated or replaced from time to time;

"**Assumed Employees**" means those non-unionized employees of the Business which the Purchaser indicates that it desires to assume in accordance with the terms of this Agreement, namely George Stevenson and Ronnie Guerrette, and who have accepted the Purchaser's offer of employment;

"**Business**" means the division of the Vendor's business heretofore carried on by the Vendor consisting of its boxboard operations located at the Premises;

"**Business Day**" means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the City of Toronto, Province of Ontario;

"**Customer Agreements**" has the meaning attributed thereto in Paragraph 2.1(c);

"**Customers**" means any person who is, or who was within the preceding six (6) months, a customer of the Business including without limitation those customers listed in Schedule 2.1(c);

"**Date of Closing**" means October 13, 2005 or such earlier or later date as the Parties may agree upon in writing as the date upon which the transaction contemplated herein shall be completed;

"**Environmental Laws**" means:

(i) statutes, codes, ordinances, decrees, rules, regulations, by-laws of any applicable, federal, provincial, municipal agency, ministry, crown corporation, department, inspector or official, and principles of common and civil law and equity of any court, having jurisdiction in respect of the Premises, the Business, the Purchased Assets or the Vendor;

(ii) judgments, orders, decisions, rulings or awards, of any court or any administrative board or tribunal; and

(iii) ministerial or departmental orders, decisions, policies or guidelines pertaining to groundwater and soil decontamination and ministerial or departmental orders, decisions, policies or guidelines of which the Vendor has received notice;

or any provisions of the foregoing, which are binding on or which apply to the Vendor in respect of the Premises, the Purchased Assets or the Business and relating to the environment, health and safety matters or conditions, Hazardous Substances, pollution or protection of the environment, including, without limitation, on-site or off-site contamination, occupational health and safety and regulation of chemical substances or products, releases (including, without limitation, releases, spills, leakages, emittances, emptying, discharging, depositing, escaping, leaching, disposing or dumping) of pollutants, contaminants, chemicals, or industrial, toxic or radioactive materials or Hazardous

Substances into the environment or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Substances;

"**Excluded Assets**" has the meaning attributed thereto in Section 2.2 hereof;

"**Excluded Contracts**" means any contract or agreement whether in writing or oral, with the exception of the Customer Agreements;

"**GAAP**" has the meaning attributed thereto in Section 1.4;

"**Hazardous Substances**" means any substance, waste, liquid, gaseous or solid matter, fuel, micro-organism, sound, vibration, ray, heat, odour, radiation, energy vector, plasma, organic or inorganic matter which is or is deemed to be, alone or in any combination, hazardous, hazardous waste, solid or liquid waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination under any Environmental Laws;

"**Intellectual Property Rights**" has the meaning attributed thereto in Paragraph 2.1(b) hereof;

"**Machinery and Equipment**" has the meaning attributed thereto in Paragraph 2.1(a) hereof;

"**Non-Assumed Employees**" means (a) the unionized employees of the Business; and (b) those non-unionized employees of the Business (i) which the Purchaser indicates that it does not desire to employ in accordance with the terms of this Agreement; or, (ii) those Assumed Employees who do not accept the Purchaser's offer of employment;

"**Parties**" means the parties to this Agreement;

"**Person**" shall be broadly interpreted and shall include an individual, a trust, a partnership, a body corporate or politic, an association or any other incorporated or unincorporated organization;

"**Premises**" means the land and building(s) located at 27 Rice Street, Edmundston, New Brunswick E3V 1S9 and being PID 35147305;

"**Purchase Price**" shall have the meaning attributed thereto in Section 3.1 hereof;

"**Purchased Assets**" shall have the meaning attributed thereto in Section 2.1 hereof;

"**Purchaser's Solicitors**" means the solicitors identified in Section 12.1 hereof;

"**Restrictive Period**" shall have the meaning attributed thereto in the Non-Competition and Confidentiality Agreement between the Vendor and Purchaser dated October 13, 2005;

"**Third Party Claim**" means any demand which has been made on, or communicated to the Purchaser or the Vendor by or on behalf of any Person and which, if maintained or enforced, might result in a loss, liability or expense of the nature described in either Section 7.1 or 7.2 of this Agreement.

"**Time of Closing**" means 4:30 o'clock in the afternoon (Toronto time) on the Date of Closing, or such earlier or later time on the Date of Closing as may be mutually agreed upon by the Parties hereto or their respective solicitors;

"**Transition Period**" means the period of three (3) months from the Date of Closing or ending at such other time as may be mutually agreed upon, inclusive of the Wind-Up Period;

"**Vehicle Leases**" shall have the meaning attributed thereto in Section 2.1 hereof;

"**Vendor's Solicitors**" means McCarthy Tétrault, Barristers and Solicitors, Box 48, Suite 4700, Toronto Dominion Bank Tower, Toronto, Ontario, M5K 1E6;

"**Wind-Up Period**" means the period of one (1) month following the Closing Date.

SCHEDULE 2.1(a)

MACHINERY AND EQUIPMENT LIST

[see following pages]

VEHICLES LEASES

SALES DEPARTMENT - LEASED VEHICLES

NAME	VEHCILE	VIN NUMBER	PLATE	LEASE CO.	VALUE	PROVINCE	EFFECTIVE
Stevenson, George	2005 Nissan Maxima	IN4BA41E35C818924	QC-853QNM	GE Fleet Services	$30,000	Québec	Oct. 27/04
Guerette, Ronnie	2005 Chevrolet Equinox	2CNDL23F056092287	ON-AWKS073	GE Fleet Services	$21,000	Ontario	Aug. 26/04

SCHEDULE 2.1(b)

INTELLECTUAL PROPERTY RIGHTS

Tradenames include:

Fraliner

Fraduo

Frapak

Frarez

Fraplus

SCHEDULE 2.1(c)

CUSTOMER AGREEMENTS

(Written or Oral)

[see following pages]

SCHEDULE 2.2

EXCLUDED CONTRACTS

None

SCHEDULE 4.1(p)

CONSENTS

None

SCHEDULE 4.1(aa)

NON-UNIONIZED EMPLOYEES

[see following pages]

SCHEDULE 5.2(j)

NON-COMPETITION AND CONFIDENTIALITY AGREEMENT

[see following pages]

NON-COMPETITION AND CONFIDENTIALITY AGREEMENT

TO: **CASCADES BOXBOARD GROUP, a division of CASCADES CANADA INC.** (the "Purchaser")

WHEREAS, pursuant to an agreement of purchase and sale made the 13th day of October, 2005 (the "Purchase Agreement") among the Purchaser and FPS CANADA INC. and FRASER PAPERS INC. (collectively, the "Vendor"), the Purchaser agreed to purchase from the Vendor certain of the property and assets of the Vendor's boxboard business from its premises located at 27 Rice Street, Edmundston, New Brunswick E3V 1S9 (the "Business");

AND WHEREAS certain terms with initial capital letters used in this Agreement and not conventionally capitalized shall have the same meaning as those used in the Purchase Agreement unless the context herein indicates otherwise;

AND WHEREAS as a condition to the completion of the transaction of purchase and sale contemplated in the Purchase Agreement, and to ensure that the Purchaser will realize the value of the goodwill included in the purchase of the business as aforesaid, the Purchase Agreement requires that the undersigned execute and deliver this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT, in consideration of the completion of the transaction of purchase and sale pursuant to the Purchase Agreement and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the undersigned), the undersigned hereby covenants and agrees with and in favour of the Purchaser as follows:

1. **Non-Competition**. The undersigned hereby each covenant and agree with and in favour of the Purchaser that they and their Subsidiaries will not (and they will ensure that their Subsidiaries will not), without the prior written consent of the Purchaser:

(a) for a period of FIVE (5) YEARS from the Date of Closing (the "**Restrictive Period**"), whether or not for compensation or gain, directly or indirectly, through any Person or otherwise, in any manner whatsoever, including without limiting the generality of the foregoing, either individually or in partnership or jointly, or in conjunction with any other Person, as principal, agent, sales representative, partner, shareholder (other than a shareholder holding not more than 2% of the outstanding shares or other securities of a company listed for trading on a public stock exchange in Canada or on a national stock exchange, national automated quotation system or national over-the-counter market in the United States), member, director, officer, franchisee, employee, consultant, or in any other capacity whatsoever, carry on or be engaged in or concerned with or interested in, or lend money to, guarantee the debts or obligations of or permit its name or any part thereof to be used or employed by any Person engaged in or concerned with or interested in, the business of manufacturing, marketing and/or sales of coated recycled boxboard products (the "**Prohibited Business**") within Canada and the United States of America;

(b) during the Restrictive Period, directly or indirectly, through any Person or otherwise and whether or not for compensation or gain, solicit, canvass or otherwise encourage any Customer and/or any customer of the Purchaser in relation to the Prohibited Business ("Business Customers") to withdraw, withhold, curtail or cancel any Business Customer's business with the Purchaser or otherwise endeavour to entice away Business Customer from the Purchaser or encourage any Business Customer to patronize a competitive business carried on by any other Person or interfere with the relationship between such Business Customer and the Purchaser;

(c) during the Restrictive Period, directly or indirectly, through any Person or otherwise and whether or not for compensation or gain, request, advise or otherwise encourage any Person who is a supplier of goods or services to the Prohibited Business and/or any supplier of the Purchaser in relation to the Prohibited Business to cease to do, cancel, modify, curtail or limit its business with the Purchaser or otherwise interfere with the relationship between such Person and the Purchaser; and,

(d) during the Restrictive Period, not to sell, convey, lease to or otherwise permit the use of the Remaining Assets and/or the Premises by any Person for the purposes of carrying on the Prohibited Business.

Provided further and notwithstanding the foregoing, during the Restrictive Period the Vendor and/or their Subsidiaries shall be permitted from time to time without breach of the foregoing covenants and in the context of an asset or share purchase transaction, amalgamation, merger or other reorganization, to acquire a business whose assets are not more than 15% in the Prohibited Business, provided always that the undersigned:

(i) discloses to the Purchaser in full the terms and conditions of such acquisition as the same pertains to this covenant within ten (10) days of completion of the acquisition;

(ii) respects the other confidentiality and non-solicitation covenants of this Agreement as the same relate to such transaction; and,

(iii) grants to the Purchaser the right of first opportunity to purchase part or all of the Prohibited Business being acquired upon terms and conditions to be mutually agreed upon between the Parties acting reasonably.

The undersigned hereby acknowledges and declares that each capacity and each activity described in Paragraph (a) or (d) and each act or omission described in Paragraph (b) or (c) above are separate and distinct covenants, severable in each case from all other separate and distinct covenants. In the event that a court of competent jurisdiction determines that the territory or any of the capacities, activities or periods specified in any part of this Section 1 is unreasonable, the Parties agree that the court making such determination shall have the power and authority to, and it is hereby requested to, limit such capacities, activities, periods or territory to such capacities, activities, periods or territories as such court deems proper and reasonable in the circumstances and/or to delete specific words or phrases and in this reduced or modified form, the provisions hereof shall then be enforceable and will be enforced.

2. **Employees**. The undersigned hereby covenants and agrees with and in favour of Purchaser that it will not (and it will ensure that its Subsidiaries will not), during the Restrictive Period, directly or indirectly, solicit (which will not include a general posting) or induce any individual who is then employed by the Purchaser, to leave the employ of the Purchaser, without the Purchaser's prior written consent.

3. **Confidentiality**: The undersigned hereby each covenant and agree that they will, and they will cause their Subsidiaries to:

(a) keep all Confidential Information (as that term is defined below) in confidence and in trust for the benefit of the Purchaser and use its best efforts and exercise its utmost diligence (and cause its Subsidiaries to use their best efforts and to exercise their utmost diligence) to protect and maintain the confidentiality of such Confidential Information and to prevent the unauthorized use or disclosure of such Confidential Information. Each of the undersigned further covenants and agrees that it will not, and will not authorize, allow, suffer or permit any of its Subsidiaries to:

(i) gratuitously or otherwise, use, directly or indirectly, any Confidential Information for its or their own purposes or benefit or for the purposes or benefit of any other Person; or

(ii) gratuitously or otherwise, divulge, communicate, release, disclose or disseminate, directly or indirectly, to any Person any such Confidential Information (other than such disclosures as are consented to in writing by the Purchaser or are required by law); or,

(iii) copy, reproduce, store, extract or make notes of any Confidential Information.

Notwithstanding the foregoing, the undersigned may disclose any Confidential Information to the extent that they are required to disclose same by law.

(b) immediately following the execution of this Agreement, deliver to the Purchaser, the Confidential Information and all copies thereof, in any form whatsoever, in the possession or under the direction or control of the undersigned and will delete the Confidential Information from all personal retrieval systems or data bases in the possession or under the control or direction of the undersigned or any of its Subsidiaries or will, at the request of the Purchaser, immediately destroy such Confidential Information.

4. **Reasonable Restraints**. The undersigned hereby acknowledges and agrees that each of the provisions of Sections 1, 2 and 3 hereof are reasonable, valid and necessary for the protection of the proprietary interests of the Purchaser, are reasonable restraints ancillary to the purchase by the Purchaser of the Business as hereinbefore contemplated (including to ensure that the Purchaser realizes the value of the goodwill purchased) and that the Purchaser would be irreparably damaged by a breach thereof that could not be adequately compensated by monetary damages. The undersigned further acknowledges and agrees therefore that the Purchaser, in addition to the other rights or remedies which it may have at law or in equity, shall be entitled to seek from any court

having jurisdiction interim and permanent injunctive relief (or other appropriate form of equitable relief to effectively enforce the provisions hereof) restraining any violation or threatened violation of the provisions of Sections 1, 2 or 3 hereof without proof of actual damages or that an award of damages would be an inadequate remedy and without the need to post any bond or other security (or any undertaking to provide same) in connection with any such remedy, and an accounting of all profits and benefits which may have been or which be derived, both directly and indirectly, as a result of such breach by the undersigned (which rights and remedies shall be cumulative and in addition to, and without prejudice to, any other rights or remedies to which the Purchaser may be entitled). The undersigned hereby waives any and all defences to the strict enforcement of the terms hereof by the Purchaser.

5. **Further Assurances**. If any restriction as to time, geographic area, capacity, activity or use imposed upon the undersigned pursuant to Section 1 hereof is finally determined by a court of competent jurisdiction to be unenforceable (the "**Offending Restrictions**"), and such court does not choose to modify such covenant in accordance with its authority to do so contained in Section 1, and so often as the same shall occur, the undersigned agrees that upon written notice from the Purchaser specifying for inclusion in this Agreement a lesser time or geographic area or capacities, activities or uses of a lesser scope then now contained herein (the "**Lesser Restrictions**"), this Agreement shall be deemed to be amended by the substitution of the Lesser Restrictions for the Offending Restrictions, with retroactive effect to the date hereof, and that such Agreement shall be enforceable and shall then be enforced in accordance with the provisions as herein modified.

6. **Severability**. If any covenant or any portion of any covenant contained in this Agreement is unenforceable or declared invalid for any reason whatsoever, such unenforceability or invalidity shall not affect the enforceability or invalidity of the remaining covenants or remaining portion of such covenant and such unenforceable or invalid covenant or portion thereof shall be severable from the remainder of this Agreement.

7. **Defined Terms**. For purposes of this Agreement, the terms "Affiliate", "Confidential Information" and "Person" shall have the respective meanings set forth below:

(a) "**Subsidiary**", in relation to a Person means, any Person which, directly or indirectly, is controlled by such Person. For purpose of this definition the term "control" as used in the terms "controls" and "controlled by" means either (i) holding fifty percent (50%) or more of the voting securities of such Person; or (ii) in the case of a person that has no outstanding voting securities, having the right to fifty percent (50%) or more of the profits of such Person or having the right in the event of dissolution to fifty percent (50%) or more of the net assets of such Person; or (iii) the power to direct or cause the direction of the management and policies of such Person, whether pursuant to the ownership of voting securities, by contract or otherwise.

(b) "**Confidential Information**" means any and all information relating to the Business which is non-public, confidential or proprietary in nature including, without limiting the generality of the foregoing, lists of suppliers, prices and terms available to the Vendor in relation to the Business from such suppliers (including discounts and rebates), customer lists, information concerning customer preferences, prices for products or services offered to such customers, terms or other arrangements between

the Vendor and such customer, strategic business plans, financial statements as well as analysis and assumptions upon which they are based, other non-public financial information concerning the Business, documentation and/or analysis of potential markets, marketing strategies, unannounced product plans, pricing and similar marketing information, names, salaries paid to and other information relating to the employees employed in the Business and all other information, data and material relating to the Business which, whether or not so designated as confidential, are confidential by their very nature or communicated to the Vendor in confidence or under confidential circumstances from its customers or suppliers. Provided, however, that the term Confidential Information shall not include any information which is or becomes public information or otherwise generally available to the trade or to the public other than through a breach of the obligations of either of the undersigned herein set forth.

(c) "**Person**" shall be broadly interpreted and shall include an individual, a partnership, a corporation, a trust or unincorporated organization, a government or agency or political sub-division thereof or any combination of the foregoing.

8. **Governing Law**. This Agreement shall be governed and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The parties hereto irrevocably attorn to the jurisdiction of the Courts of the Province of Ontario.

9. **Successors And Assigns**. This Agreement shall enure to the benefit of the Purchaser and its successors and assigns and shall be binding upon the undersigned and its successors and assigns.

10. **Joint and Several Obligations**. The covenants and obligations of each of FPS Canada Inc. and Fraser Papers Inc. in this Agreement shall be joint and several covenants and obligations.

IN WITNESS HEREOF the undersigned have executed this Agreement this 13th day of October, 2005.

FPS CANADA INC.

Per: ______________________________
Ben Vaughan
Senior Vice-President, Finance &
Corporate Development

Per: ______________________________
Glen McMillan
Senior Vice-President and
Chief Administrative Officer

We have the authority to bind the corporation

FRASER PAPERS INC.

Per: ______________________________
Ben Vaughan
Senior Vice-President, Finance &
Corporate Development

Per: ______________________________
Glen McMillan
Senior Vice-President and
Chief Administrative Officer

We have the authority to bind the corporation

SCHEDULE 5.2(k)

TRANSITION SERVICES AGREEMENT

[see following pages]

TRANSITION SERVICES AGREEMENT

THIS AGREEMENT dated the 13th day of October, 2005.

BETWEEN:

CASCADES BOXBOARD GROUP,
a division of Cascades Canada Inc.
a corporation duly incorporated
pursuant to the laws of Canada

(hereinafter called the "**Purchaser**")
OF THE FIRST PART;

- and -

FPS CANADA INC.
a corporation duly incorporated
pursuant to the laws of Canada

-and-

FRASER PAPERS INC.
a corporation duly incorporated
pursuant to the laws of Canada

(collectively hereinafter called the "**Vendor**")
OF THE SECOND PART.

WHEREAS the Vendor and the Purchaser (collectively, the "Parties have entered into a certain asset purchase agreement dated October 13, 2005 (the "Purchase Agreement") for the purchase by the Purchaser from the Vendor of the Business and certain of the assets of the Vendor's boxboard operations located at 27 Rice Street, Edmundston, New Brunswick E3V 1S9 (the "Transaction");

AND WHEREAS certain terms with initial capital letters used in the Purchase Agreement and not conventionally capitalized shall have the same meaning in this Agreement unless the context herein indicates otherwise;

AND WHEREAS the Parties acknowledge that the transitioning of the Business, the Customers, the Customer Agreements (and the orders relating thereto) and the transfer of the Machinery and Equipment cannot be completed by the Purchaser on an immediate basis after the Time of Closing;

AND WHEREAS the Vendor shall wind up, within a period of one (1) month immediately following the Date of Closing (the "Wind-Up Period"), and shut down its boxboard operations at the Premises during the Restrictive Period;

AND WHEREAS it is agreed that the Purchaser shall be accorded a period of three (3) months immediately following the Date of Closing, inclusive of the Wind-Up Period (the "**Transition Period**") to complete the orderly transition of the Business;

AND WHEREAS it is a condition of the Purchase Agreement that the Parties enter into an agreement with respect to the foregoing matters.

NOW THEREFORE in consideration of the mutual premises and agreements herein contained and in consideration of other good and valuable consideration and the sum of Ten Dollar ($10.00) now paid by each of the parties to the others of them, the receipt and sufficiency of which is hereby acknowledged by each of them, the parties agree as follows:

1. <u>TRANSITIONING OF ACCOUNTS</u>

During the Transition Period, with respect to the Customers and the Customer Agreements (and the orders relating thereto) the Parties agree as follows:

(a) the Parties will act reasonably and consult with each other on a day-to-day basis with respect to orders taken by the Vendor in relation to the Customer Agreements during the Wind-Up Period;

(b) the Vendor will give notice of closure of its boxboard operations at the Premises to all of the employees of the Business as of the Date of Closing and will comply with all applicable termination obligations. The Vendor and Purchaser both acknowledge that any labour disruptions caused as a result of this notice may prevent the Vendor from meeting commitments to fulfill orders. The Vendor shall use all reasonable commercial efforts to minimize any impact of such disruptions to the Business (without any obligation to expend funds);

(c) with reference to orders taken and to be filled during the Wind-Up Period, unless otherwise indicated by the Purchaser and/or Customer, the Vendor will produce the said orders at its facilities and assume the costs and be entitled to the benefits resulting therefrom;

(d) the Purchaser will be entitled to the benefits (revenues) resulting from orders that it manufactures;

(e) the Vendor shall keep available and maintain, at its sole cost and expense, its Premises and employees and other resources as may be needed to (i) fulfill any order arising prior to the Date of Closing which will be produced by the Vendor during the Wind-Up Period; and (ii) assign all Customer Agreements and transition Customer accounts to the Purchaser and to make customer calls and/or visits as indicated by the Purchaser with all the Customers to assist the Purchaser in transitioning customer relationships;

(f) the Vendor shall continue in full force and effect all existing policies of insurance presently maintained by the Vendor in respect of the Business and Machinery and Equipment and shall notify the Purchaser immediately of the cancellation or notice of impending cancellation in respect of same;

(g) the Vendor shall not do or omit to do any act or permit any act or omission to act, which will cause a breach of any contract, commitment or obligation which is material to the Business and/or the Purchased Assets, or which will cause any material breach of any representation, warranty, covenant or agreement made by the Vendor herein and/or in the Purchase A greement;

(h) the Vendor, during the Wind-Up Period, shall manage the supplies and production according to sound and prudent business practices, so as to ensure timely and continuous availability of quality inventory of raw materials and finished products but will maintain the right in its sole discretion to match the availability of inventory and raw materials to the Vendor's backlog of orders;

(i) the Vendor, during the Wind-Up Period, shall operate the Machinery and Equipment with the same diligence as a reasonable and prudent owner would, shall provide utilities required in connection with the use thereof at the Vendor's cost, and, during the Transition Period, shall notify the Purchaser immediately of any damage, destruction or malfunction relating to the M achinery and Equipment;

(j) the Vendor agrees to take all such actions as are within its power to control and to use all reasonable efforts to cause other actions to be taken which are or are not within its power to control so as to ensure compliance with any conditions set forth herein and/or in the Purchase Agreement which are for the benefit of the Purchaser (without any obligation to expend funds);

(k) the Vendor shall not do or omit to do any act or permit any act or omission to act, which will have an adverse effect on the Purchased Assets and/or Business (without any obligation to expend funds);

(l) the Vendor shall, when dealing with the Customers in relation to the production of orders arising prior to the Date of Closing, maintain good Customer relations with such parties and shall notify the Purchaser immediately of any dispute.

2. **TRANSFER OF EQUIPMENT**

During the Transition Period, the Vendor shall take all necessary steps (without any obligation to expend funds) as required in order permit the Machinery and Equipment to be delivered to the Purchaser at the Purchaser's expense, save and except that the Parties acknowledge that the Vendor shall require the use of certain Machinery and Equipment as agreed by the Purchaser during the Wind-Up Period in order to complete its raw goods and work-in-process into finished goods inventory and to ship same to Customers in relation to orders arising prior to the expiration of the Wind-Up Period. In the event that the Purchaser requires additional time to physically transfer the Machinery and Equipment, the Vendor shall allow the Purchaser as much time as is reasonably necessary, up to a maximum of four (4) months following the Transition Period (the "Extended T ransition Period"), to physically transfer the Machinery and Equipment.

To the extent that the Machinery and Equipment remains in the Premises during the Wind-Up Period being used by the Vendor then the Purchaser is deemed hereby to have granted to the Vendor a license for the use thereof for $1.00, the receipt and sufficiency of which is hereby acknowledged.

In the event that any Machinery and Equipment remains at the Vendor's Premises following the Date of Closing, the Purchaser shall be entitled to prominently mark and plate the Machinery and Equipment as property of the Purchaser. During the Transition Period and the Extended Transition Period the Vendor shall allow access to the Purchaser to the Premises, from time to time, to verify the condition of any Machinery and Equipment.

The Vendor shall ensure that electricity, heating and other required utilities, during the Transition Period and the Extended Transition Period, and anything else reasonably necessary to render the Machinery and Equipment functional and/or to protect the Machinery and Equipment as required by the Purchaser shall be available or provided to the Purchaser. Subject as hereinafter provided, the Vendor acknowledges and agrees that the Purchaser is under no obligation to make any repairs to the Premises which may be necessary following the removal of the Machinery and Equipment or to fill in any pits or to return the Premises to base building standard. Notwithstanding the foregoing, the Purchaser shall be liable for any extraordinary property damage to the Premises caused by the Purchaser as a result of its physical removal of the Machinery and Equipment.

The covenants of the Vendor expressed in paragraphs 1(f), (i) and (k) hereof apply equally to the Extended Transition Period.

3. <u>ACCESS</u>

The Vendor shall permit the Purchaser and its employees and advisors between the date hereof and the end of the Extended Transition Period, to have access, provided that the Purchaser or its employees or advisors be accompanied by an authorized representative of the Vendor, during normal business hours, upon reasonable request, to the Premises and to:

(a) all documents, contracts and agreements, books, records and other documents in its possession or under its control relating to the Business and the Purchased Assets;

(b) have access, upon the prior approval of the Vendor, to the personnel employed by the Vendor and to have access to and to inspect the Purchased Assets, it being agreed that the exercise of any rights of access or inspection by or on behalf of the Purchaser under this clause shall not affect or mitigate the covenants, representations and warranties of the Vendor hereunder which shall continue in full force and effect as provided hereunder; and,

(c) transition the production of the orders in relation to the Customer Agreements, transition the Customers to the Purchaser and transfer the Purchased Assets.

4. **GENERAL PROVISIONS**

(a) **Notice:** Any notice, consent, authorization, direction or other communication required or permitted to be given hereunder shall be in writing and shall be delivered as provided in the Purchase Agreement.

(b) **Preamble:** The preamble shall be deemed to form part of this Agreement as if incorporated in the body hereof.

(c) **Headings:** The headings of the sections of this Agreement are for reference purposes only and shall not bear on the interpretation of the sections to which they relate.

(d) **Severability:** The invalidity of one of the provisions of this Agreement shall not invalidate or otherwise affect any of the other provisions hereof which shall remain in full force and effect.

(e) **Assignment:** Neither of the Parties shall assign, in whole or in part, this Agreement or any of its respective rights or obligations hereunder without the express prior written consent of the other Parties hereto.

(f) **Amendment:** This Agreement may be amended only by written instrument duly executed by each of the Parties.

(g) **Waiver and Remedies:** No waiver by any Party of any breach of the obligations of the other Party hereunder shall be a waiver of any subsequent breach or of any other obligations, nor shall any forbearance to seek a remedy for any breach be a waiver of any rights and remedies with respect to any subsequent breach. All remedies hereunder are cumulative and in addition to any other remedy at law.

(h) **Further Assurances:** The Parties undertake to do all things and execute all documents reasonably necessary or useful to give full effect to the intent and provisions of this Agreement.

(i) **Time is of the Essence:** Time is of the essence of this Agreement and each of its parts.

(j) **Governing Law:** This Agreement shall be construed, interpreted and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(k) **Counterparts:** This Agreement may be executed in separate or multiple counterparts, each of which when so executed and delivered will be an original, but all such counterparts will together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and date first above written.

CASCADES BOXBOARD GROUP,
a division of Cascades Canada Inc.

Per: ________________________________
Eric Laflamme
President and Chief Operating Officer,
North America

I have the authority to bind the corporation

FPS CANADA INC.

Per: ________________________________
Ben Vaughan
Senior Vice-President, Finance & Corporate Development

Per: ________________________________
Glen McMillan
Senior Vice-President and
Chief Administrative Officer

We have the authority to bind the corporation

FRASER PAPERS INC.

Per: ________________________________
Ben Vaughan
Senior Vice-President, Finance & Corporate Development

Per: ________________________________
Glen McMillan
Senior Vice-President and
Chief Administrative Officer

We have the authority to bind the corporation

EXHIBIT A

CONFIDENTIALITY AGREEMENT

[Note – requires pdf attachment here]

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Announces Sale of Paperboard Operations

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (October 14, 2005) – Fraser Papers Inc. (TSX: FPS) today announced that it has sold certain assets of its paperboard operations located in Edmundston, New Brunswick to Cascades Inc. (TSX:CAS), a leader in the manufacture of packaging products, tissue paper and specialized fine papers, for $5 million. Cascades will be relocating the purchased assets to its facilities. Fraser Papers will record a charge of approximately $9 million relating to this sale.

"The sale of our paperboard operations is consistent with our strategy to reposition Fraser Papers as a pulp integrated, technical specialty and high value printing & writing paper business," commented Dominic Gammiero, President and CEO of Fraser Papers. "This transaction maximizes value for Fraser Papers' shareholders from a non-core operation where our small market share, structural changes in the industry and challenging competitive environment were impacting our ability to generate sustainable profitability."

Fraser Papers manufactured approximately 50,000 tons per year of paperboard at its facility in Edmundston.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:
Ben Vaughan
Senior Vice President
Finance and Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, ON
M5J 2T3

2. **Date of Material Change**

October 13, 2005

3. **News Release**

On October 14, 2005, Fraser Papers Inc. issued a news release through CCN Matthews, which is attached as Schedule "A".

4. **Summary of Material Change**

Fraser Papers Inc. announced that it has sold certain assets of its paperboard operations located in Edmundston, New Brunswick to Cascades Canada Inc. (TSX:CAS) for US$5 million.

5. **Full Description of Material Change**

Fraser Papers Inc. has sold certain assets of its paperboard operations located in Edmundston, New Brunswick to Cascades Canada Inc. (TSX:CAS) for US$5 million. Cascades will be relocating the purchased assets to its facilities. Fraser Papers will record a charge of approximately US$9 million relating to this sale.

More detailed information is contained in the purchase and sale agreement. A copy of the agreement may be obtained through www.sedar.com

A copy of the news release announcing this material change is attached as Schedule "A".

6. **Reliance on Subsection 7.1(1) or (3) of National Instrument 51-102**

not applicable

7. **Omitted Information**

not applicable

8. **Executive Officer**

Glen McMillan
Senior Vice President and Chief Administrative Officer
(416) 359-8605

9. **Date of Report**

October 21, 2005

SCHEDULE "A" – PRESS RELEASE

NEWS RELEASE

FraserPapers

Fraser Papers Announces Sale of Paperboard Operations

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (October 14, 2005) – Fraser Papers Inc. (TSX: FPS) today announced that it has sold certain assets of its paperboard operations located in Edmundston, New Brunswick to Cascades Inc. (TSX:CAS), a leader in the manufacture of packaging products, tissue paper and specialized fine papers, for $5 million. Cascades will be relocating the purchased assets to its facilities. Fraser Papers will record a charge of approximately $9 million relating to this sale.

"The sale of our paperboard operations is consistent with our strategy to reposition Fraser Papers as a pulp integrated, technical specialty and high value printing & writing paper business," commented Dominic Gammiero, President and CEO of Fraser Papers. "This transaction maximizes value for Fraser Papers' shareholders from a non-core operation where our small market share, structural changes in the industry and challenging competitive environment were impacting our ability to generate sustainable profitability."

Fraser Papers manufactured approximately 50,000 tons per year of paperboard at its facility in Edmundston.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:

Ben Vaughan
Senior Vice President
Finance and Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.